Exhibit 99.1

OPC Energy Ltd., a Subsidiary of Kenon Holdings Ltd.,
Announces Entry into Financing Agreement
in connection with Renewable Energy Projects in the United States

Singapore, August 24, 2023. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced on August 23, 2023 that certain entities in the CPV group (which is owned by CPV Group LP, in which OPC has a 70% interest) were in the advanced stages leading up to entry into a $370 million financing agreement for the purpose of financing the construction and initial operating period of qualifying projects in the field of renewable energy in the United States.

OPC announced today that these CPV group entities have entered into the financing agreement.

For further information on the financing agreement, see Kenon’s report on Form 6-K submitted to the Securities and Exchange Commission on August 23, 2023.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the financing agreement which the CPV group entities have entered into and the terms thereof. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in these forward-looking statements. Such risks include the risks related to the financing agreement, including risks relating to the CPV group’s ability to meet the conditions and covenants under the financing agreement and other risks including those risks set forth in Kenon’s most recent annual report on form 20-F filed with US Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.